Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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File No. 042829-0009

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic, Attorney-Advisor
Michael F. Johnson, Staff Attorney Christine E. Davis, Assistant Chief Accountant
Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 and amended by Amendment No. 1 (“Amendment No. 1”) on August 5, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 2, four of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by mail on August 24, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

December 17, 2010

Registration Statement on Form S-1

General

1.	Please update your financial statements through June 30, 2010. Refer to Rule 3-12(a) of Regulation S-X.

Response: In compliance with Rule 3-12(a) of Regulation S-X, the Company has included financial statements for the nine months ended September 30, 2010 in Amendment No. 2.

2.	Please tell us how you determined that you are a non-accelerated filer, as opposed to a smaller reporting company. In addition, if you have determined you are not a smaller reporting company, please revise your filing to include all the information required by Regulation S-K including, but not limited to, the information in answer to Item 404(b). The information that you have included on page 115 does not appear fully responsive to that requirement, given that it does not describe your future policies or procedures, or address your current or past policies or procedures.

Response: In response to the Staff’s comment, the Company submits that, in accordance with Exchange Act Rule 12b-2(f)(2)(ii) and using preliminary valuation estimates provided to the Company by the underwriters, that public float of the Company’s common stock will be at least $75 million. As provided by Exchange Act Rule 12b-2(f)(2)(ii), the Company may opt to redetermine its status at the conclusion of the offering based on the actual offering price and number of shares sold. In the meantime, however, the Company has revised Amendment No. 2 to include the disclosures required by Regulation S-K for non-accelerated filers, including the information responsive to Item 404(b).

3.	With respect to third-party statements in your prospectus, such as the data attributed to Inside Mortgage Finance and Access Mortgage Research & Consulting, Inc. on pages 2, 63 and 66, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

Response: In response to the Staff’s comment, the Company has provided supplementally the information requested. In addition, the Company supplementally advises the Staff that each statistic is either publicly available without cost or available by subscription at nominal expense and that none of the referenced sources were commissioned by the Company.

Risk Factors

“As a public company, we will be required to maintain a system of effective control over financial reporting … ,” page 13

4.	We note your response to prior comment 11. Please confirm that none of the shares being sold in this offering by your selling stockholders were issued in violation of anti-dilution provisions in effect at the time the shares were issued.

December 17, 2010

Response: In response to the Staff’s comment, the Company confirms that none of the shares being sold in this offering by selling stockholders were issued “in violation” of anti-dilution provisions in effect at the time the shares were issued. The Company respectfully notes that the anti-dilution provisions in the Company’s Articles of Incorporation (when it was a California corporation) / Certificate of Incorporation (as it is now a Delaware corporation) (collectively, the Company’s “Charter”) do not restrict the issuance of shares of common stock. As such, the issuance of such shares does not violate the Charter. Instead, the anti-dilution provisions are designed to adjust the conversion price at which shares of outstanding preferred stock are convertible into shares of common stock under certain circumstances. The conversion price is initially set at a price equal to the initial purchase price of such shares so that one share of common stock is issued upon the conversion of one share of preferred stock. When “additional shares of common stock” (as defined in the Charter) are issued at a price that is below the applicable conversion price of a series of preferred stock, the conversion price is adjusted in a manner to offset the dilutive impact of such issuance of “additional shares of common stock.” Accordingly, the issue that the Company discovered in its capitalization review process and remedied was that the Company had inadvertently failed to make the appropriate adjustments to the conversion price or obtain the proper waivers of this conversion price adjustment requirement when it issued “additional shares of common stock” below existing conversion prices of preferred stock. The Company’s remedial actions included amending and restating the Charter in accordance with Delaware law so that the conversion price of each outstanding series of preferred stock that would have otherwise been entitled to an adjustment were reset to 1-to-1 as of the date of the filing of such amended and restated Charter. The Company confirms to the Staff that since this reset, there have been no issuances of securities that triggered the anti-dilution provisions in the Charter. The Company also confirms to the Staff that at no time in the Company’s history, including during the period when the applicable conversion prices had not been correctly adjusted in accordance with the Charter, were shares of preferred stock requested to be converted into shares of common stock. As such, no holder of preferred stock has been denied the proper number of shares of common stock it was otherwise entitled to receive upon conversion of such shares of preferred stock. In addition, the Company has completed its process of obtaining from each of the Company’s stockholders, including all stockholders whose shares would have been otherwise entitled to an adjustment to the conversion price, a full release from any claims related such shares. Accordingly, the Company believes that this issue has been properly remedied and the Company does not expect any potential claims from stockholders or any contingency losses to materialize from these capitalization matters.

The Company also confirms to the Staff that any shares to be sold by selling stockholders will be “clean” shares and the Company’s outside counsel will be able to opine as to such shares being validly issued, fully-paid and nonassessable in its Exhibit 5 opinion that will be filed with a future amendment to the Registration Statement.

Compensation Committee Interlocks and Insider Participation, page 83

5.	We refer to prior comments 24 and 25. Please revise your filing to place the required disclosure under this caption. See Item 407(e)(4)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 as requested.

December 17, 2010

Director Compensation, page 84

6.	Although we note your statement in response to comment 27 that there was an independent valuation done, please further describe and explain how the appropriate terms for the stock option exchange were determined by the board. See paragraph (b)(1)(v) of Item 402 of Regulation S-K. In this regard, we note that your board of directors determined the eligible options would be those that had a per share exercise price equal to $1.80 or $1.98, that those options should be exchanged for an equal number of replacement stock options and that it would be adequate consideration for the lower exercise price if the replacement stock options issued in exchange for options that were previously vested included a new 24 month vesting schedule whereby such replacement stock options would vest in monthly installments from February 26, 2009.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to describe and explain how the terms for the stock option exchange were determined by the board of directors as requested.

Certain Relationships and Related Transactions

Transactions with Directors, page 114

7.	We note your response to prior comment 37. Please disclose the nature of your business relationship with CoreLogic. If you have a contract with CoreLogic, please file the contract as an exhibit to your registration statement, or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to disclose the nature of the Company’s relationship with CoreLogic and has filed the relevant agreements with CoreLogic subsidiaries as Exhibits 10.16, 10.17, 10.18, 10.19 and 10.20 to Amendment No. 2.

Recent Sales of Unregistered Securities, page II-1

8.	Where you’ve limited your discussion to the statement that you relied on Section 4(2) only, you should state whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them. Please also identify the specific exemption from registration upon which you relied with respect to the transaction reported in item 7.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to clarify that the securities sold in reliance on Section 4(2) were issued to accredited investors and to identify the specific exemption from registration relied upon with respect to the above-referenced transaction.

9.	We note your response to prior comment 16 and the revisions made as on page II-l as a result. Please ensure that as part of updating your filing pursuant to Rule 3-12(a) of Regulation S-X that you quantify the impact of and identify how the April 2010 transactions were accounted for.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 as requested.

December 17, 2010

*****

We hope that these responses and revisions to Amendment No. 2 are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips of LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.

Elisa Lee, Ellie Mae, Inc.

Christopher Kaufman, Latham & Watkins LLP

Steven Bernard, Wilson Sonsini Goodrich & Rosati PC